Filed by Warner-Lambert Company
                pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant Rule 14a-12
                               of the Securities Exchange Act of 1934
                                        Commission File No:  001-3608
                             Subject Company:  Warner-Lambert Company


THE FOLLOWING LETTER WAS DISTRIBUTED TO WARNER-LAMBERT
COLLEAGUES ON FEBRUARY 7, 2000.

[WARNER-LAMBERT LOGO]                                 [PFIZER LOGO]



                              February 7, 2000

Dear Colleagues,

WE ARE PLEASED TO ANNOUNCE THE MERGER OF WARNER-LAMBERT AND PFIZER-THE TWO FASTEST GROWING PHARMACEUTICAL COMPANIES IN THE WORLD. Together, we are creating the world's most valuable company in our industry, setting the stage for a new generation of scientific breakthroughs and healthcare products.

The rhetoric of the past three months is behind us. What lies ahead is a future in which we will build, together, a best-in-class global enterprise. Warner-Lambert and Pfizer both have talented, committed people. The excellence we demonstrated in bringing LIPITOR to the world is a harbinger of what we can create together.

Now, working as one company, we can reach for new levels of greatness.

Here is what we will do together:

WE WILL BUILD A UNIFIED CULTURE THAT DRAWS ON THE BEST OF BOTH COMPANIES. Our cultures are more alike than they are different-that is what attracted Pfizer to Warner-Lambert in the first place. Both companies have proud histories, both share a passion for innovation and growth, both hold to a strong set of core values, and both believe in giving back to the communities where we live and work. As we put Pfizer and Warner-Lambert together, the best people and practices-from both companies-will flourish.

WE WILL MAXIMIZE THE SUCCESS OF OUR PHARMACEUTICAL PRODUCTS AROUND THE WORLD. Pfizer and Parke-Davis are two of the oldest and most respected names in pharmaceuticals. The Parke-Davis name will continue to be represented through the new company's product portfolio, and through a dedicated sales force.

As for products, no other company will have so many market-leading medicines in so many different therapeutic areas. The new company will have seven drugs that have already achieved billion-dollar sales or will achieve that blockbuster status. Better yet, the full potential of these products has yet to be realized, and that will be a critical goal of the new combined company. We can drive LIPITOR-a product that grew more than 70 percent in 1999-to new heights. Imagine our potential in Japan alone, the world's second largest cholesterol-lowering market, where we are on the verge of launching LIPITOR, and where Pfizer is the leading non-Japanese-owned pharmaceutical company.

WE WILL ACCELERATE THE DISCOVERY AND DEVELOPMENT OF THE MEDICAL BREAKTHROUGHS OF TOMORROW. The combined company will be by far the most formidable research organization in the industry. It will have a scientific staff of more that 12,000 people, anchored by leading edge R&D centers in Groton, Connecticut and Ann Arbor, Michigan. It will have an annual budget of $4.7 billion, highly promising products like pregabalin in late-stage development, and dozens of promising compounds in earlier stages. It will be a world leader in emerging drug discovery technologies, own a library of compounds in the millions, and be a force in biotechnology and other discovery alliances. One intriguing possibility is a medicine combining LIPITOR and NORVASC, our two most successful products.

WE WILL HAVE A MAJOR PRESENCE IN THE CONSUMER HEALTH CARE MARKET. The combined company will have consumer product sales of more than $3.5 billion, covering some of the world's best known brands. These include Warner-Lambert's leading brands like LISTERINE, SCHICK, LUBRIDERM, SUDAFED and BENADRYL as well Pfizer's top-selling brands, such as VISINE, BENGAY, DESITIN and BARBASOL. Moreover, we will be superbly positioned to capitalize on the trend of switching prescription medicines coming off patent to over-the- counter products, extending the value of our discoveries and offering new options to those who want to bring us product-licensing opportunities.

We are pleased to announce that Warner-Lambert's corporate headquarters in Morris Plains, New Jersey, will be the new center of excellence for the global consumer products businesses of our enterprise. Morris Plains will also be a center for selected pharmaceutical operational support functions.

We recognize that the question on top of everyone's list is: "What does this mean for me?" This is a difficult question to answer today, since our merger will affect different parts of the organization in different ways at different times. However, the integration team, headed by Tony Wild and Hank McKinnell, will be moving rapidly to bring our organizations together as smoothly as possible.

Importantly, we want to stress that the vast majority of current colleagues will be integral contributors to the new company. We have great prospects for growth, and a great amount of work to do to maximize the vast potential of our opportunities.

Our proposed global combination requires both shareholder approvals and numerous regulatory approvals before becoming effective. This process will take at least until midyear. For now, the most important imperative for all of us is to remain focused on our business goals. Let us continue to show the world how we excel in serving patients and customers.

This is a historic day for our companies, and for all who work with us, invest in us, and rely on us for products. And this is a historic moment for our industry, as unprecedented advances in science and medicine allow us to change the very nature of health care.

All of you have worked hard to build a company that enjoys great success. We hope you share our confidence that your efforts will translate into a powerhouse company at the forefront of the health care revolution. We ask your help-and continued excellence-as the new combination of Pfizer and Warner-Lambert comes into being, and gets down to business.

                                 Sincerely



/s/  Lodewijk J.R. de Vink              /s/ William C. Steere, Jr.
Chairman of the Board, President and    Chairman of the Board and
Chief Executive Officer                 Chief Executive Officer



THE FOLLOWING INFORMATION WAS DISTRIBUTED TO WARNER- LAMBERT COLLEAGUES WITH THE LETTER FILED HEREWITH.




                  COMPLEMENTARY PRODUCT PORTFOLIOS

"The combination of our companies provides us with a complementary array of products across virtually every product line. These range from our cardiovascular portfolio, which is now the industry leader, to our central nervous system medicines, where the combination of current products and late-stage candidates is unparalleled. We also have the leading cholesterol lowering medicine in the world. This broad product line will only be enhanced by the global alignment and high quality of our medical, marketing and sales organizations."


                                    Karen Katen, President
                                    Pfizer U.S. Pharmaceuticals Group




(PFIZER LOGO)                                    (WARNER-LAMBERT
                                                 LOGO)

                     CARDIOVASCULAR LEADERSHIP

                  o      Vast product line covers
                         all major diseases
                  o      Medicines treat key risk
                         factors including high
                         blood pressure and
Norvasc                  diabetes                Accupril
Glucotrol XL      o      Help patients manage    Rezulin
                         multiple CV risks
                  o      Combined CV sales total
                         $6.0 billion in 1999

                          LIPID LOWERING

                   o      Co-promoted
                   o      Fastest-growing product
Lipitor                  among cholesterol       Lipitor
                         lowering agents
                   o      Sales expected to exceed
                         $5 billion in 2000

                     EXTENSIVE CNS PRESENCE

(PFIZER LOGO)                                    (WARNER-LAMBERT
                  o      Products treat
                         depression, anxiety,
Zoloft                   dementia                Neurontin
Aricept           o      Schizophrenia, epilepsy,(pregabalin)
(Relpax)                 migraine                Dilantin
(Zeldox)          o      Outreach to mental
                         health, psychiatry and
                         neurology disciplines
                  o      Combined CNS sales
                         total $3.3 billion

                   INFECTIOUS DISEASE EXPERIENCE

                  o      Historic leader in
                         antibiotics, from
Zithromax                penicillin to Zithromax Viracept
Diflucan           o      W-L/Agouron leader in   Rescriptor
                         HIV/AIDS treatments
                         and research
                  o      Combined ID sales total
                         $3.7 billion

                          WOMEN'S HEALTH

                  o      Hormone replacement
                         therapy, contraception,
Diflucan VC              chlamydia treatment     Loestrin
Zithromax         o      Added emphasis on CV    Estrosetp
STD                      risk, (lipids and       FemPatch
                         hypertension), mental   femhrt
                         health in women
                  o      Broad educational
                         outreach programs


           KEY PHARMACEUTICAL AND CONSUMER HEALTH PRODUCTS

PHARMACEUTICALS (1999 WORLDWIDE SALES)


(PFIZER LOGO)


  Products                 Category             Sales (mm)

Norvasc                 Hypertension/Angina     $3,030
Zoloft                  Depression/Anxiety      $2,034
Celebrex*               Arthritis               $1,500
Zithromax               Anti-Infective          $1,333
Viagra                  ED                      $1,033
Diflucan                Anti-Infective          $1,002
Cardura                 Hypertension/BPH        $794
Zyrtec                  Allergy                 $552
Aricept**               Alzheimer's Disease     $534
Procardia/XL            Hypertension/Angina     $523


                                    *Copromoted with G.D. Searle & Co.
                                    **Copromoted with Eisai Co., Ltd.


(WARNER-LAMBERT LOGO)


  Products               Category               Sales (mm)

Lipitor***              Cholesterol Lowering    $3,732
Neurontin               Seizure Disorders       $913
Rezulin                 Diabetes                $625
Viracept                AIDS                    $530
Accupril                CV                      $514


                                    ***Copromoted with Pfizer


CONSUMER HEALTH

(PFIZER LOGO)


  Products                 Category

Visine                  Eye
Ben Gay                 Muscle/Joint Pain
Desitin                 Diaper Rash
Cortizone               Anti-itch



(WARNER-LAMBERT LOGO)


   Products                Category

Schick                  Shaving Products
Halls                   Cough Tablets
Listerine               Oral Care
Efferdent               Denture Care
Zantac 75               Heartburn
Sudafed                 Cough and Cold



                   RESEARCH & DEVELOPMENT PIPELINE

"The immediate and long-term benefits of bringing together these two outstanding R&D organizations are profound. During the past decade, we have both grown extensively and across broad areas of scientific research. Together, we have a worldwide scientific staff of nearly 12,000, a projected R&D budget of $4.7 billion for this year, more than 138 active compounds in development and six state-of-the-art research campuses*. This is the most comprehensive pharmaceutical research program in the world." John F. Niblack, Ph.D. Vice Chairman, Pfizer



                        (PFIZER LOGO)           (WARNER-LAMBERT
                                                LOGO)
CARDIOVASCULARS                                 Atherosclerosis
                                                (Avasimibe)

                                  NORVASC/LIPITOR COMBINATION

ANTI-INFECTIVES         Fungal Infections (V    HIV/AIDS (Remune, AG
                        fend)                   1549)**

CNS                     Migraine (Replax)       Epilepsy/Social Phobia
                                                (pregabalin)
                        Schizophrenia (Zeldox)

                        Head Trauma (CP-101,    General Anxiety
                        606)                    (pegaclone)

                        Stroke (UK-279, 276)

METABOLIC DISEASE       Inhaled Insulin         Osetoporosis (Femhrt,
                        Frailty (CP-424, 391)   launched 2/3/00)

                        Osteoporosis            Diabetic Complications
                        (Lasofoxifene)          (Zenarestat)
                                                Diabetes (CI 1037)

INFLAMMATORY            Arthritis               Pain (Neurontin
DISEASE                 (Valdecoxib)***         combinations)
                                                Pain (pregabalin)

CANCER                  Tumor-Growth            Prostate Cancer
                        Suppressor (CP-358,     (prinomastat)
                        774)

                        (PFIZER LOGO)           (WARNER-LAMBERT

UROLOGICAL              Overactive Bladder
                        (Darifenacin)

* Including Groton, Conn., Ann Arbor, Mich., LaJolla, Calif., Sandwich, England and Nagoya, Japan
**    Within the Agouron Division
***   Copromoted with G.D. Searle & Co.


                             * * * * * *

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * * * *

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone (973) 385-4593.

      Warner-Lambert and certain other persons named below will be soliciting proxies from Warner-Lambert shareholders in favor of the merger. The participants in this solicitation may include the directors of Warner-Lambert (Lodewijk J.R. de Vink, Robert N. Burt, Donald C. Clark, John A. Georges, William H. Gray III, William R. Howell, LaSalle D. Leffall, Jr., George A. Lorch, Alex J. Mandl and Michael I. Sovern); the following executive officers of Warner-Lambert: Ernest J. Larini (Chief Financial Officer and Executive Vice President, Administration), Anthony H. Wild (Executive Vice President and President, Pharmaceutical Sector), Raymond M. Fino (Senior Vice President, Human Resources), Philip M. Gross (Senior Vice President, Strategic Management Processes), Gregory L. Johnson (Senior Vice President and General Counsel), Richard W. Keelty (Senior Vice President, Public Affairs), J. Frank Lazo (Senior Vice President and President, Adams), S. Morgan Morton (Senior Vice President and President, Consumer Healthcare Sector), Peter B. Corr (Vice President and President, Warner-Lambert/Parke-Davis Research and Development), John S. Craig (Vice President and President, Adams USA), Joseph E. Lynch (Vice President and Controller), Harold F. Oberkfell (Vice President, Knowledge Management), Maurice A. Renshaw (Vice President and President, Parke-Davis USA), Barbara
S. Thomas (Vice President and President, Consumer Healthcare USA), John F. Walsh (Vice President and President, Shaving Products Group) and Rae G. Paltiel (Secretary); and the following other members of management and employees of Warner-Lambert: George J. Shields (Vice President, Investor Relations), John J. Howarth (Manager, Investor Relations), Stephen J. Mock (Vice President, Public Relations) and Carol T. Goodrich (Director, Media Relations). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of Warner-Lambert's common stock or in the aggregate in excess of 2% of Warner-Lambert's common stock.

      The participants may also own unvested options to purchase shares of Warner-Lambert common stock and restricted shares of common stock, each granted under certain Warner-Lambert compensation plans; in connection with the merger, all such options will become vested and exercisable and all restrictions on restricted shares will lapse. As of the date of this communication, none of the foregoing participants individually or in the aggregate own restricted shares or unvested options to purchase in excess of 1% of Warner-Lambert's common stock. Certain of the above participants may also be covered by severance plans which may be triggered in connection with the merger.